06009096

UNITEDSTATES
TIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

SEC FILE NUMBER
8- 1369

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Putnam Retail Management, LP and Subsidiary

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Post Office Square
(No. and Street)

Boston (City) MA (State) 02109 (Zip Code)

SEC MAIL RECEIVED PROCESSING APR 20 2006 WASH., D.C. 213 SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Amrit Kanwal (617) 760-1248
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED JUL 10 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 7/8/06

OATH OR AFFIRMATION

I, Amrit Kanwal, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Putnam Retail Management, LP and Subsidiary, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

Notary Public My Commission Expires November 9, 2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PUTNAM RETAIL MANAGEMENT LIMITED PARTNERSHIP
NET CAPITAL COMPUTATION
December 31, 2005

NET CAPITAL:	
PARTNER'S EQUITY	$ 47,690,676
DEDUCTIONS:	
Nonallowable assets:	
Unsecured receivables	345,724
Property and equipment - net	199,647
Prepaid expenses	578,517
Accounts receivable from mutual funds for distribution plans (net of commissions payable for distribution plans)	7,190,764
Total nonallowable assets	8,314,652
OTHER DEDUCTIONS	447,647
NET CAPITAL	$ 38,928,377
AGGREGATE INDEBTEDNESS:	
Applicable accounts payable to mutual funds for shares sold	38,162
Accounts payable and accrued expenses	49,276,118
Commissions payable for distribution plans	54,024,320
TOTAL AGGREGATE INDEBTEDNESS	$ 103,338,600
MINIMUM NET CAPITAL REQUIREMENT OF BROKER OR DEALER (The greater of 6-2/3% of aggregate indebtedness, as defined, or $50,000)	$ 6,889,240
EXCESS NET CAPITAL	$ 32,039,137
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	2.65 to 1

RECONCILIATION WITH PARTNERSHIP'S COMPUTATION INCLUDED IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2005:

NET CAPITAL, AS REPORTED IN PARTNERSHIP'S (UNAUDITED) FOCUS REPORT	$ 29,441,006
DIFFERENCE DUE TO OFFSETTING ASSET ACCOUNT AGAINST RELATED LIABILITY:	
Taxes payable offset against parent company receivable due to master tax sharing agreement	9,487,371
NET CAPITAL PER ABOVE	$ 38,928,377